Exhibit 99.1

Mountain Province Diamonds Announces 78.5% Increase in Tuzo Kimberlite Volume

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE MKT: MDM

TORONTO AND NEW YORK, July 3, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) is pleased to announced a 78.5 percent increase in the volume estimate of the Tuzo kimberlite pipe at the Gahcho Kué JV with De Beers Canada Inc. ("De Beers"). The Tuzo Deep volume estimate is based on the pierce points from five inclined drill holes completed in April, 2012, as well as two pierce points from earlier drilling.

The results of the Tuzo Deep drilling indicate an increase from the previous kimberlite volume estimate of 6.6 million cubic meters to 11.781 million cubic meters. The bulk of this volume increase (4.578 million cubic meters) is modelled from a depth of 354 meters (the cut-off of the current resource estimate) to a depth of 564 meters; an increase in depth of 210 meters.

This represents a significant increase in the volume of the Tuzo kimberlite and confirms the depth extension of the kimberlite pipe from 354 meters to 564 meters. The inclined Tuzo Deep drill holes flattened as they traversed from granite to the less dense kimberlite; therefore the volume estimate to 564 meters does not represent the total potential depth of the Tuzo kimberlite pipe, which remains open to depth below 564 meters.

Patrick Evans, President and CEO of Mountain Province Diamonds, commented: "The substantial increase in the volume of the Tuzo kimberlite pipe to depth below the current resource is very encouraging. In addition, the current Tuzo resource model indicates that the diamond grade increases to depth. If this trend continues, the potential exists for higher grade kimberlite ore below 354 meters".

With an average density of 2.40 grams per cubic centimeter, the Tuzo volume increase of approximately 5 million cubic meters is equivalent to an increase of approximately 12.4 million tonnes over 210 meters from a depth of 354 meters to 564 meters.

The current Tuzo Indicated Resource, grading 1.21 carats pet tonne, is from surface to a depth of 300 meters. The Inferred Resource, with an average grade of 1.75 carats per tonne, is from a depth of 300 meters to 354 meters. The increase in grade to depth is attributable to a generally lower degree of dilution as well as a coarser diamond distribution. This leads to the conclusion that the coherent magmas at depths greater than 300 meters have the potential for a favourable coarse diamond distribution.

Mr. Evans added: "While we are very pleased that the Tuzo Deep drill program has confirmed the presence of substantial kimberlite volumes below the current resource, the flattening of the inclined drill holes limited the depth to which we were able to test the kimberlite pipe. Mountain Province is engaging with JV partner De Beers to discuss a follow-up program to achieve the original objective of defining a kimberlite resource to 750 meters."

The above estimate represents kimberlite volume only. A mineral resource will only be classified once the geological and grade modelling has been completed. Mountain Province anticipates that an updated resource estimate will be completed by late 2012 and released in early 2013. Images depicting the Tuzo kimberlite volume estimates can be seen on the Company's website at www.mountainprovince.com.

The Tuzo kimberlite is one of four known kimberlites within the Gahcho Kué joint venture with De Beers. Three of the four kimberlites (5034, Hearne and Tuzo) have a Probable Reserve of 29.5 million tonnes with a grade of 1.66 carats per tonne, for total diamond content of 49 million carats.

In addition to the four known kimberlites at Gahcho Kué, recent exploration has identified an additional 55 geophysical targets of which 40 have been classified as high priority. The JV partners are currently developing a follow-up exploration program to test the newly discovered high priority exploration targets.

Mr. Evans concluded: "We are very excited about the further exploration potential at Gahcho Kué. To date, all seven of the kimberlites that have been discovered in the Kennady Lake area are diamondiferous. This gives us encouragement that further kimberlite discoveries are also likely to be diamond-bearing."

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

The Gahcho Kué project is in the permitting phase and is the subject of an environmental review which is expected to be completed in six months. Subject to successful permitting, construction of the first mine at Gahcho Kué is expected to commence in 2013 and production is expected to commence in 2014. Gahcho Kué will produce an average of 4.5 million carats per year for the first eleven years of the mine life.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators. The Kennady North project comprises thirteen leases and claims.

The Kennady North project is in the process of being spun-out of Mountain Province into Kennady Diamonds Inc. ("KDI"), which is expected to commence trading on the TSX-V on July 10. 2012. The shares of Kennady Diamonds are will be distributed to Mountain Province shareholders of record on July 5, 2012, on the basis of one KDI share for every five shares of Mountain Province.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 03-JUL-12